SECURITIES AND EXCHANGE COMMISSION
RECEIVED
Sept. 22, 2025
REGISTRATIONS BRANCH
04

25007273

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

4. A. Full name of the financial institution State Street Bank and Trust Company

   B. Address of principal office of financial institution:

   One Congress Street
   Address

   Boston | MA | 02114
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address

   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   Address

   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   Michael Irons | CCO | 617-664-2573
   Name | Title | Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
NO CHANGES				

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

SEE ATTACHMENT

Last / First / Middle	Title
SEE ATTACHMENT	

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Michael Irons
Name (First, Middle, Last)

CCO
Title

[signature]
Signature

9/15/25
Date

ITEM #6				
Count	**Last Name**	**First Name**	**Title**	**Change**
1	Chua	Jansen	Senior Managing Director	REMOVE
2	Chung	Jeremy	Vice President	
3	Eccles	Brendan	Senior Managing Director	
4	Grossman	Chelsea	Managing Director	
5	Johnson	Matthew	Managing Director	
6	Keltner	Travis	Senior Managing Director	
7	Kim	David	Managing Director	
8	Marshall	Andrew	Managing Director	
9	Naughton	Sean	Vice President	REMOVE
10	Nichols	Harold (Owen)	Senior Managing Director	
11	Siglain	Taryn	Executive Vice President	
12	Suppa	Remziye	Managing Director	
13	Whitlam	John	Managing Director	
14	Moore-Kesselly	Tito	Managing Director	